HGI (USA) INVESTMENTS LLC

Statement of Financial Condition
December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2020   AND ENDING   12/31/2020

         MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HGI (USA) INVESTMENT LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1185 AVENUE OF AMERICAS, SUITE 206

(No. and Street)

NEW YORK   N.Y.   10036

   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julian Krukowski   212-751-4422

         (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name -- if individual, state last, first, middle name)

9501 W. 171st Street, H-103   Tinley Park   IL   60487

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Julian Krukowski _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ HGI (USA) INVESTMENT LLC _____ , as of _____ DECEMBER 31,2020 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

_____
CEO
Title



_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ _2022_

This report** contains (check all a[ ],

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HGI (USA) INVESTMENTS LLC



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
HGI (USA) Investments LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HGI (USA) Investments LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of HGI (USA) Investments LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as HGI (USA) Investments LLC's auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 26, 2021

HGI (USA) INVESTMENTS LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$	871,956
Due from related parties		414,252
Prepaid expenses and other assets		43,112
Total assets	$	1,329,320

Liabilities and Member's Equity

Due to related party	$	83,463
Accounts payable and other accrued expenses		19,357
Total liabilities		102,820
Member's Equity		1,226,500
Total liabilities and member's equity	$	1,329,320

The accompanying notes are an integral part of this financial statement.

Note 1- Organization and Nature of Business

HGI (USA) Investments LLC, (the "Company") is a wholly owned subsidiary of HGI (USA) LLC (the Parent) and a Limited Liability Company formed under the laws of the State of Delaware on August 20, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and was approved on May 23, 2013 as a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is principally engaged in marketing an intermediate mutual bond fund consisting of fixed income securities of companies and issuers in China and Hong Kong.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in with accounting principles generally accepted in the United States of America ("GAAP").

Commissions Receivable

Commissions receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for credit losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

Note 2- Summary of Significant Accounting Policies (Continued)

Commission Income and Revenue Recognition

Commission income related to the service and maintenance of accounts held with mutual fund companies is recognized daily at the point in which they are earned based off of a rate of 40% of the amount of assets under management. These commission are attributable to the Company's placement and sales activities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted, and is effective for the Company as of January 1, 2019. Management has determined that the Company had no lease obligations that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Coronavirus

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

Note 3- Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $769,136 and $6,855, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.13 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

Note 4- Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2020.

Note 5- Concentration of Credit Risk

The Company has entered into agreements with several investment managers. Currently, the Company receives a fee-based commission based on the net asset value of the underlying mutual fund. The Company currently is only receiving commissions from one mutual fund.

The Company maintains cash balances at one financial institution that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. At December 31, 2020 the Company's balances exceeded the insured limit by $621,956.

Note 6 - Financial Instruments, Off-Balance Sheet Risks and Uncertainties

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The mutual fund pays the Company fee-based commission based on the net asset value of the underlying mutual fund. In the event the Company does not satisfy its terms, the agreement may result in termination.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by the mutual fund, and if the mutual fund is not able to offset such losses, the mutual fund could lose all of its assets. The Company would, therefore, lose its sole source of income.

Note 7- Commitments and Contingencies

The Company may from time to time be involved in various legal actions arising in the normal course of business. In the opinion of management, the Company's liability, if any, in these pending actions would not have a material adverse effect on the financial positions of the Company. The Company's general and administrative expenses would include amounts incurred to resolve claims made against the Company. For the year ended and as of December 31, 2020, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation

The Company leases its office space in New York City. The lease expired in May 2020 and it was renewed for another year through May 2021. The monthly rent was $9,647 from January to May 2020; the rent was decreased to $896 per month from June 2020, due to COVID. Rent expense, including additional lease fees for the year ended December 31, 2020 totaled $33,632.

Note 8 – Income taxes

The Company is a single member limited liability company and as such, is treated as a disregarded entity for tax purposes. The Company's parent entity submits a local tax return that includes the taxable results of the Company and other entities of the parent entity. The parent entity assumes the liability for the Company's local income tax. Payment of this tax is remitted directly by the parent entity.

During the year ended December 31, 2020, the Company incurred a taxable loss as determined under the tax basis of accounting utilized by the parent entity; accordingly no provision for income taxes is recorded in the financial statements of the Company as of December 31, 2020.

Tax years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject.

Uncertain tax positions - The Company adopted the provisions of "Accounting for Uncertainty in Income Taxes" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Accounting for Uncertainty in Income Taxes, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2020, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress.

Note 9 - Related Party Transactions

The Company has entered into an agreement with the Parent whereby certain expenses such as 100% of salaries and payroll related expenses are allocated from the Parent to the Company. These expenses are included in the Statement of Operations. At December 31, 2020, the Company had a receivable of $143,861 included in due from related parties on the statement of financial condition. This receivable balance at December 31, 2020 represents a prepayment of future expenses.

The Company receives a monthly fee based commission, which is their portion of the management fee based on the net asset value of the underlying mutual find. This fee is paid to the Company by Harvest Global Investments, the parent of the Company's parent. Included in due from related parties, commission receivable earned by the Company from Harvest Global Investments of $270,391 remained as receivable at December 31, 2020.

For the year ending December 31, 2020, Harvest Global Investments paid marketing and travel expenses on behalf of the Company. At December 31, 2020, the Company had a payable of $83,463 as due to related party on the statement of financial condition for amounts owed to Harvest Global Investments.

Note 10 – Financials Condition

In the current period, the Company has continued to see significant operating losses. Liquidity needs of the Company have been met through capital contributions by its Parent Company. The Company's future liquidity and capital requirements will be influenced by numerous factors, including its ability to increase revenue and reduce expenses. The Company may need to continue raising additional capital and obtain financing to meet its needs. The Company has the ability to do so through future capital contributions from its Parent Company. The Company is continuing its efforts to increase revenue and reduce expenses. Management's plans to improve profitability include a reduction in compensation and occupancy expenses.

Note 11 – Subsequent Events

Management has evaluated subsequent events for potential recognition and/or disclosure through date of the audit report, which is the date the financial statements were available to be issued.